Exhibit 3.1
AMENDMENT AND RESTATEMENT OF
ARTICLE III, SECTION 2
OF
THIRD AMENDED AND RESTATED BYLAWS
OF
PACIFIC SUNWEAR OF CALIFORNIA, INC.
Section 2. Number and Qualification of Directors. The authorized number of directors shall not be less than five or more than nine until changed by Amendment of the Articles of Incorporation or by a bylaw duly adopted by approval of the outstanding shares. The exact number of directors shall be fixed, within the limits specified, by amendment of the next sentence duly adopted either by the Board of Directors or the shareholders. The exact number of directors shall be seven until changed as provided in this Section 2.